CELLECTIS

A corporation (“SA”) with a share capital of 5,014,561.35 euros

Registered office: 8, rue de la Croix Jarry - 75013 Paris

428 859 052 T.C.R. Paris

(the “Company”)

NOTICE OF MEETING

COMBINED GENERAL MEETING OF SHAREHOLDERS

OF June 26, 2025

The shareholders are hereby informed that they are convened to the combined general meeting to be held on June 26, 2025 at 2:30 p.m. at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France, for the purpose of considering the following agenda:

Agenda under the competence of the ordinary general meeting

-
management report of the Board of Directors including the report on corporate governance and presentation by the Board of the annual financial statements for the financial year ended December 31, 2024,

-
reports of the auditors on the annual financial statements and the agreements referred to in Article L. 225-38 of the French Commercial Code,

-
auditors' report on the consolidated financial statements for the financial year ended December 31, 2024,

-
management report of the Group and presentation by the Board of the consolidated financial statements for the financial year ended December 31, 2024,

1.
approval of the annual financial statements for the financial year ended December 31, 2024,

2.
approval of the consolidated financial statements for the financial year ended December 31, 2024,

3.
allocation of the results for the financial year ended December 31, 2024,

4.
allocation of losses carried forward to the “share premium” account,

5.
review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code (financing agreements with Bpifrance),

6.
renewal of the appointment of Mr. Donald Bergstrom as a member of the board of directors,

7.
appointment of a new director (Mr. André Muller),

8.
authorization to the Board of Directors to buy back shares of the Company,

Agenda under the competence of the extraordinary general meeting

9.
authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization for to buy back its own shares,

10.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector),

11.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (credit institutions, investment services providers or members of an investment pool guaranteeing the completion of the considered issue),

12.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector),

13.
delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement,

14.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities giving access to the share capital, with the shareholders' preferential subscription rights maintained,

15.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights by way of a public offering (other than the offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code),

16.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

17.
delegation of authority to be granted to the Board of Directors to increase the number of each of shares to be issued in the event of a capital increase with or without preferential subscription rights,

18.
overall limitations on the amount of issues made under the Tenth resolution to the Seventeenth resolution aforementioned.

19.
delegation of authority to be granted to the board of directors to increase the share capital by incorporation of premiums, reserves, profits or other,

20.
authorization to be granted to the Board of Directors to grant options to subscribe for or purchase ordinary shares in the Company, entailing a waiver by the shareholders of their preferential subscription rights,

21.
authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company, to the benefit of employees and/or corporate officers of the Company and its subsidiaries, entailing the waiver by the shareholders of their preferential subscription rights,

22.
delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics (persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries),

23.
determination of the total amount of the capital increases that may be carried out by virtue of the aforementioned authorization to grant options to subscribe for or purchase shares and the aforementioned authorization to grant free shares,

24.
delegation of authority to be granted to the Board of Directors to proceed with an increase in the share capital, the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code,

25.
amendment of Article 12 of the articles of association “meeting of the Board of Directors”,

26.
amendment of Article 18 of the articles of association relating to shareholders meetings.

______________________________

RESOLUTIONS

First resolution

Approval of the annual financial statements for the financial year ended December 31, 2024

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the management report of the Board of Directors including the corporate governance report for the year ended December 31, 2024 and the statutory auditors' report on the annual financial statements and corporate governance, approves the annual financial statements for the year ended December 31, 2024, resulting in a loss of 58,219,507.26 euros, as presented to it, as well as the transactions reflected in such financial statements and summarized in said reports, notes that the accounts do not show any expenses and charges referred to in Article 39-4 of the General Tax Code, nor any excess depreciation.

2 resolution

Approval of the consolidated financial statements for the financial year ended December 31, 2024

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having read the report on the management of the group during the financial year ending December 31, 2024 and on the consolidated financial statements for that year, as well as the auditors' report on the said financial statements, approves the annual financial statements for the year ended December 31, 2024, resulting in a loss of 36,760,608 US dollars as presented to it, as well as the transactions reflected in such financial statements and summarized in said reports.

3 resolution

Allocation of the results for the financial year ended December 31, 2024

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the management report of the Board of Directors,

noting that the loss for the financial year ending December 31, 2024 amounts to 58,219,507.26 euros,

resolves to allocate said loss to the “retained earnings” account, which, as a result, will be negative up to this amount.

In accordance with Article 243 bis of the French General Tax Code, it is recalled that no dividend has been distributed for the last three financial years.

4 resolution

Allocation of losses carried forward to the “share premium” account,

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the management report of the Board of Directors,

noting that the “retained earnings” account amounts to 58,219,507.26 euros after allocation of the losses for the financial year ending December 31, 2024, and that the “share premium” account amounts to 252,760,468 euros as of December 31, 2024, decides to charge all the losses recorded in the “retained earnings” account to the “share premium” account, which is thus reduced to 194,540,961 euros,

notes that as a result the “retained earnings” account is completely cleared.

5 resolution

Review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code (financing agreements with Bpifrance)

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the auditors’ special report,

approves the renewal of the agreements entered into with Bpifrance, under which Bpifrance will finance over a 12-month period the Company's claim against the French Treasury in respect of the Research Tax Credit, the conclusion of which was authorized by the Board of Directors at its meeting of December 2024.

6 resolution

Renewal of the appointment of Mr. Donald Bergstrom as a member of the board of directors

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

notes that the term of office as Director of Mr. Donald Bergstrom is due to expire at the close of this General Meeting,

resolves to renew the terms of office of Mr. Donald Bergstrom for a term of three (3) years due to expire at the end of the annual ordinary general meeting of shareholders called to approve the accounts for the financial year ending December 31, 2027.

Mr. Donald Bergstrom has already accepted the renewal of his appointment.

7 resolution

Appointment of a new director (Mr. André Muller)

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

appoints Mr. André Muller as a new director for a term of three (3) years expiring at the end of the annual ordinary general meeting of shareholders called to approve the accounts for the financial year ending December 31, 2027.

Mr. André Muller has already accepted his appointment as a director and has declared that he does not hold any office in any other company that would prevent him from accepting such duties.

8 resolution

Authorization to the Board of Directors to buy back shares of the Company

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

authorizes the Board of Directors to acquire shares in the Company under the conditions set out in Articles L. 22-10-62 et seq. of the French Commercial Code,

resolves that the acquisition, sale or transfer of these shares may be carried out by any means, on one or more occasions, in particular on the market or over-the-counter, including by acquisition or sale of blocks, public offers, using option or derivative mechanisms, under the conditions provided for by the market authorities and in compliance with the applicable regulations, resolves that the authorization may be used in order:

-
to ensure the liquidity of the Company's shares under a liquidity agreement entered into with an investment services provider, in accordance with the market practice accepted by the financial markets authority with regard to share liquidity agreements,

-
to honor obligations related to stock option programs, free share grants, employee savings schemes or other share allocations to employees and managers of the Company or its affiliates,

-
to deliver shares on the exercise of rights attached to securities giving access to the capital,

-
to purchase shares to be held and subsequently remitted in exchange or as payment market in the context of possible external growth transactions,

-
to cancel some or all of the shares so repurchased,

-
more generally, to operate for any purpose which may be authorized by law or any market practice which may be permitted by the market authorities, it being specified that in such a case the Company will inform its shareholders by means of a press release, resolves to set the maximum unit purchase price per share (excluding fees and commissions) at 10 euros, with an overall ceiling of 10,000,000 euros, it being specified that this purchase price will be subject to any adjustments which may be necessary to take into account transactions affecting the share capital (in particular in the event of the incorporation of reserves and the free allocation of shares, share splits or reverse splits) which may occur during the period of validity of this authorization, notes that the maximum number of shares which may be purchased pursuant to this resolution may not at any time exceed 10% of the total number of shares comprising the share capital at any time, it being specified that (i) when the shares are acquired for the purpose of promoting the liquidity of the Company's shares, the number of shares taken into account for the calculation of this limit will correspond to the number of shares purchased less the number of shares resold during the term of the authorization and (ii) when the shares are to be retained and subsequently remitted in payment or exchange in connection with a merger, demerger or contribution, the number of shares acquired may not exceed 5% of the total number of shares, grants all powers to the Board of Directors, with the right to sub-delegate under the conditions provided for by law, to implement this authorization, to place all stock market orders, to conclude all agreements under the conditions permitted by law, to carry out all formalities, procedures and declarations with the financial markets authority and all other competent bodies and, in general, to do whatever is necessary.

This authorization is granted for a period of eighteen (18) months as from the present Meeting and terminates any previous authorization having the same purpose.

9 resolution

Authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization to buy back its own shares

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' special report,

authorizes the Board of Directors, in accordance with Article L. 22-10-62 of the French Commercial Code, to cancel on one or more occasions up to a maximum limit of 10% of the amount of the share capital per twenty-four (24) month period all or part of the shares acquired by the Company and to reduce the share capital accordingly, it being specified that this limit applies to an amount of share capital which will, if applicable, be adjusted to take into account any transactions affecting it subsequent to the date of this Meeting, resolves that any excess of the purchase price of the shares over their nominal value will be charged to the share, merger or contribution premium account or to any available reserve account, including the legal reserve, provided that this does not become less than 10% of the capital reduction performed, grants all powers to the Board of Directors, with the right to sub-delegate under the conditions provided for by law, to carry out all acts, formalities or declarations with a view to finalizing the capital reductions that may be carried out by virtue of the present authorization and to amend the Company's Bylaws accordingly,

This authorization is granted for a period of eighteen (18) months as from the present Meeting and terminates any previous authorization having the same purpose.

10 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities, with cancellation of shareholders'

preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-12-2, L. 225-135, L-225-138 and L. 228-91 et seq.,

delegates to the Board of Directors, with the right to subdelegate under the legal conditions, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, both in France and abroad, the issue of ordinary shares of the Company as well as any securities that are giving access to equity securities (including, in particular, share subscription warrants or share issue warrants), or giving right to the allocation of debt securities, said shares or other securities may be issued in euros, in a foreign currency or in any monetary currency or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, is set at 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, if applicable, the nominal value of additional shares or securities to be issued, if any, in order to preserve, in accordance with the law and as the case may be to the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

resolves that the total nominal amount of the issues of debt securities giving access to the capital which may be realized in this way may not exceed 300,000,000 euros (or the equivalent value of this amount in the case of an issue in another currency), it being specified that:

this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which are decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves to cancel the shareholders' preferential subscription rights to the Company's ordinary shares and/or any securities and/or debt securities to be issued in favor of the following category of beneficiaries:

-
natural or legal persons (including any companies), trusts, and investment funds, or other investment vehicles of whatever form (including, without limitation, any investment fund or venture capital company, in particular any FPCI, FCPI or FIP), whether or not they are shareholders of the Company, who habitually invest or have invested (including, where applicable, in the form of loans or debt securities, whether convertible or not), at least 5 million euros over the last 36 months in the health or biotechnology sector, specifies, insofar as necessary, that pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the capital also entails the waiver by the shareholders of their preferential subscription right to the equity securities to which the securities issued will give entitlement,

resolves that the sum received, or to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares which may be issued by virtue of this delegation shall be at least equal to the average price of a share on the Euronext Growth market (or in the event of failure to list on this market, on any other market on which the Company's shares are then listed), weighted by volumes, during the last three trading sessions prior to the setting of the issue price (the “3-day VWAP”), possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date of dividend entitlement; provided, however, that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, at a discount to the 3-day VWAP, may not exceed 1,002,912 euros (representing 20% of the Company’s share capital as at the date when this General Meeting was convened); and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued as a result of their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors, under the conditions provided for by law, shall have all powers to implement the present delegation, in particular, without this list being exhaustive, to:

decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue, determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued, draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction, record the completion of each capital increase and make the corresponding amendments to the Company Bylaws;

in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto, take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

11 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (credit institutions, investment services providers or members of an investment pool guaranteeing the completion of the considered issue)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-12-2, L. 225-135, L-225-138 and L. 228-91 et seq.,

delegates to the Board of Directors, with the right to subdelegate under the legal conditions, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, both in France and abroad, the issue of ordinary shares of the Company (including as the case may, represented by American Depositary Shares or American Depositary Receipts) as well as any securities that are equity securities giving access to equity securities (including, in particular, share subscription warrants or share issue warrants), or giving right to the allocation of debt securities, said shares or other securities may be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies at the discretion of the Board of Directors, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, is set at 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, if applicable, the nominal value of additional shares or securities to be issued, if any, in order to preserve, in accordance with the law and as the case may be to the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

The total nominal amount of the issues of debt securities giving access to the capital which may be carried out in this way may not exceed 300,000,000 euros (or the equivalent value of this amount in the case of an issue in another currency), it being specified that:

this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves to cancel the shareholders' preferential subscription rights to the Company's ordinary shares and/or any securities and/or debt securities to be issued in favor of the following category of beneficiaries:

any credit institution, any investment services provider or member of an investment pool, whether French or foreign, undertaking to guarantee the completion of the capital increase or any issue which may lead to a capital increase in the future that may be carried out by virtue of this delegation, specifies, insofar as necessary, that pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the capital also entails the waiver by the shareholders of their preferential subscription right to the equity securities to which the securities issued will give entitlement, resolves that the sum received, or to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares which may be issued by virtue of this delegation shall be at least equal to the average price of a share on the Euronext Growth market (or in the event of failure to list on this market, on any other market on which the Company's shares are then listed), weighted by volumes, during the last three trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date of dividend entitlement, provided, however, that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, at a discount to the 3-day VWAP, may not exceed 1,002,912 (representing 20% of the Company’s share capital as at the date when this General Meeting was convened); and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued as a result of their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors, under the conditions provided for by law, shall have all powers to implement the present delegation, in particular, without this list being exhaustive, to:

decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue, determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued, draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction, record the completion of each capital increase and make the corresponding amendments to the Company Bylaws;

in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto, take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

12 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-129-2, L. 225-135, L-225-138 and L. 228-91 et seq.,

delegates to the Board of Directors, with the right to subdelegate under the legal conditions, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, both in France and abroad, the issue of ordinary shares of the Company as well as any securities that are equity securities giving access to equity securities (including, in particular, share subscription warrants or share issue warrants), or giving right to the allocation of debt securities, said shares or other securities may be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies at the discretion of the Board of Directors, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, is set at 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, if applicable, the nominal value of additional shares or securities to be issued, if any, in order to preserve, in accordance with the law and as the case may be to the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

The total nominal amount of the issues of debt securities giving access to the capital which may be carried out in this way may not exceed 300,000,000 euros (or the equivalent value of this amount in the case of an issue in another currency), it being specified that:

this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves to cancel the shareholders' preferential subscription rights to the shares and securities to be issued and to reserve the subscription of the shares and securities covered by this resolution for the following category of beneficiaries:

industrial companies, institutions or entities of any kind, French or foreign, active in the health or biotechnology sector, directly or through a controlled company or a company over which they are controlled within the meaning of Article L. 233-3 I of the French Commercial Code, where applicable, when entering into a commercial agreement, a financing contract or a partnership with the Company, specifies, insofar as necessary, that pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the capital also entails the waiver by the shareholders of their preferential subscription right to the equity securities to which the securities issued will give entitlement, resolves that the sum received, or to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares likely to be issued by virtue of this delegation shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market on any other market on which the Company's shares are then listed), weighted by volumes, for the last three trading sessions prior to the setting of the issue price, taking into account, if applicable, the date from which the shares carry dividend rights, it being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued upon their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount likely to be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors, under the conditions provided for by law, shall have all powers to implement the present delegation, in particular, without this list being exhaustive, to:

decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue, determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued, draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction, record the completion of each capital increase and make the corresponding amendments to the Company Bylaws;

in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto, take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

13 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

delegates to the Board of Directors its authority to decide on the issue, on one or more occasions, in the proportions and at the times it shall determine, of one or more capital increases by the issue, in France or abroad, of ordinary shares of the Company or of equity securities giving access to equity securities (including, subscription warrants or issuance warrants) or giving right to the allocation of debt securities, said shares or securities being able to be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities (in particular, share warrants attached to bonds or issued to subscribers to such bonds) or permit their issue as intermediated securities, resolves to cancel the shareholders' preferential subscription rights to the Company's ordinary shares and/or any securities and/or debt securities to be issued in favor of the following categories of persons:

-
any credit institution, investment services provider, investment fund or company undertaking to subscribe for or guarantee the completion of the capital increase or any issue of securities which may result in a future capital increase (including, in particular, through the exercise of share warrants) which may be carried out pursuant to this delegation of authority in connection with the implementation of an equity or bond financing contract, notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the total nominal amount of the share capital increases which may be carried out immediately and/or in the future pursuant to this delegation may not exceed 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, applicable contractual stipulations, the rights of holders of securities and other rights giving access to shares, resolves that this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

resolves to set at 300,000,000 (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that the sum to be received, or meant to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares likely to be issued by virtue of this delegation shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market on any other market on which the Company's shares are then listed), weighted by volumes, for the last three trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which the shares carry dividend rights provided, however, that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, at a discount to the 3-day VWAP, may not exceed 1,002,912 euros (representing 20% of the Company’s share capital as at the date when this General Meeting was convened); and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued upon their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue,

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

-
the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued,

-
draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction,

-
record the completion of each capital increase and make the corresponding amendments to the Company Bylaws;

-
in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto,

-
take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

14 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing immediately or in the future ordinary shares and/or any other securities, with the shareholders' preferential subscription rights maintained,

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code and, in particular, Articles L. 225-129 to L. 225-129-6, L. 22-10-49, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 thereof, delegates to the Board of Directors, with powers to delegate and sub-delegate as permitted by law, its authority to decide, in the proportions and at the times it sees fit, on one or more capital increases by issuing, in France or abroad, ordinary shares of the Company or equity securities giving access to other equity securities or giving entitlement to the allotment of debt securities, and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its capital or of which it owns directly or indirectly more than half of the capital, such securities being issuable in euros, in foreign currency or in any monetary unit whatsoever established by reference to several currencies at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the shareholders shall have, in proportion to the amount of their shares, a preferential subscription right to the ordinary shares or securities which may be issued pursuant to this delegation, grants the Board of Directors the right to grant shareholders the right to subscribe, on a reducible basis, to a number of shares or securities greater than that which they could subscribe on an irreducible basis, in proportion to the rights they hold and, in any event up to the limit of their request, resolves to set at 2,507,281 euros, (or the equivalent of this amount in the event of an issue in another currency) the maximum nominal amount of capital increases likely to be carried out, immediately and/or in the future, by virtue of this resolution, it being specified that to this ceiling will be added, if necessary, the nominal value of the shares to be issued to preserve, in accordance with the law, and, if necessary, with the applicable contractual stipulations , the rights of holders of securities and other rights giving access to capital, resolves to establish at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of the subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice, and

-
offer to the public, on the French or international market, all or part of the issued securities not subscribed,

resolves that issues of warrants to subscribe for shares in the Company may be carried out by cash subscription, but also by free allocation to owners of existing shares,

resolves that in the event of a free allocation of warrants, the Board will have the power to decide that fractional allocation rights will not be negotiable and that the corresponding securities will be sold, notes, where necessary, that this delegation automatically entails, in favor of the holders of the securities (if any) issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,
-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext Growth Paris and any other market on which the Company's shares may then be listed,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company.

notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

15 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with cancellation of shareholders' preferential subscription rights, by way of a public offering (other than the offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code and, in particular, Articles L. 225-129 to L. 225-129-6, L. 22-10-49, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, L. 228-92 and L. 228-93 thereof, delegates to the Board of Directors, with the right to delegate and subdelegate in accordance with the law, its authority to decide, by way of a public offering, excluding the offerings referred to in paragraph 1° of Article L. 411-2 of the Monetary and Financial Code, to issue on one or more occasions and in the proportions and at the times it sees fit, in France or abroad, ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving entitlement to the allocation of debt securities, and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, which securities may be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the public offers decided upon by virtue of this resolution may be combined, within the framework of a single issue or several issues carried out simultaneously, with the offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

resolves in consequence to cancel the shareholders' preferential subscription right on the ordinary shares or securities issued pursuant to this delegation,

notes, where necessary, that this delegation automatically entails, in favor of the holders of the securities (if any) issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them, resolves to establish at 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened), or the equivalent value of this amount in the event of an issue in another currency, the maximum nominal amount of share capital increases which may be issued pursuant to this delegation, it being specified that:

-
the maximum nominal amount of the capital increases which may be carried out immediately or in the future pursuant to this delegation will be deducted from the overall ceiling provided for in the Eighteenth below,

-
to these ceilings shall be added, where applicable, the nominal value of the shares to be issued in order to preserve, in accordance with the law and where applicable the relevant contractual stipulations, the rights of the holders of securities and other rights giving access to the capital, resolves to establish at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of the subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice, and

-
offer to the public, on the French or international market, all or part of the issued securities not subscribed,

resolves that the issue price of the shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market, on any other market on which the Company's shares are then listed), weighted by volumes, of the last 3 trading sessions preceding the setting of the issue price (the “3-day VWAP”), possibly reduced by a maximum discount of 15%, taking into account, if applicable, their dividend entitlement date; provided, however, that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, at a discount to the 3-day VWAP, may not exceed 1,002,912 euros (representing 20% of the Company’s share capital as at the date when this General Meeting was convened); and it being specified that the issue price of the securities giving access to the share capital, if any, issued by virtue of this resolution shall be such that the amount received immediately by the Company, plus the amount that may be received by the Company upon exercise or conversion of said securities, shall be at least equal to the aforementioned minimum amount for each share issued as a result of the issue of said securities, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities or other rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext Growth Paris and any other market on which the Company's shares may then be listed,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company, notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

16 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any other securities, with cancellation of the shareholders' preferential subscription rights by way of an offer referred to in paragraph 1° in of Article L. 411-2 of the French Monetary and Financial Code

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 22-10-49, L. 225-135, L. 225-135-1, L. 225-136, L. 228 -91, L. 228-92 and L. 228-93 and following of the French Commercial Code and paragraph II of Article L. 411-2 of the French Monetary and Financial Code,

delegates to the Board of Directors, with the power to delegate and sub-delegate in accordance with the law, its power to decide, by way of an offer referred to in paragraph 1° of Article L. 411-2 of the Monetary and Financial Code, the issue on one or more occasions in the proportions and at the times it sees fit, in France or abroad, of ordinary shares of the Company or equity securities giving access to other equity securities or giving entitlement to the allotment of debt securities, and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company that directly or indirectly owns more than half of its capital or of which it owns directly or indirectly more than half of the capital, such securities being issuable in euros, in foreign currency or in any monetary unit whatsoever established by reference to several currencies at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves to cancel the shareholders' preferential subscription right on the ordinary shares or securities issued pursuant to this delegation,

notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the total nominal amount of the share capital increases that may be carried out immediately and/or in the future by virtue of this delegation may not exceed 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened), nor, in any event, exceed the limits provided for by the regulations applicable on the day of the issue (for information, on the day of this General Meeting, the issue of equity securities carried out by an offer referred to in paragraph 1° of Article L. 411-2 of the Monetary and Financial Code is limited to 30% of the Company's share capital per year, said share capital being assessed on the date of the Board of Directors' decision to use this delegation), to which maximum amount shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and where applicable the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares, further resolves that the nominal amount of any share capital increase which may be carried out in this way will be deducted from the overall ceiling provided for in Eighteenth resolution below,

resolves to set at 300,000,000 (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Eighteenth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of the subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice,

resolves that the issue price of the shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the average of the prices of a share on the Euronext Growth market (or, in the absence of a listing on this market, on any other market on which the Company's shares are then listed), weighted by volumes, of the last 3 trading sessions preceding the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, their dividend entitlement date, provided however that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, at a discount to the 3-day VWAP, may not exceed 1,002,912 euros (representing 20% of the Company’s shares capital as at the date when this General Meeting was convened); and being specified that the issue price of the securities giving access to the share capital, if any, issued by virtue of this resolution shall be such that the amount received immediately by the Company, plus the amount that may be received by the Company upon exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the issue price defined above, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext Growth Paris and any other market on which the Company's shares may then be listed,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company, notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

17 resolution

Delegation of authority to be granted to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-135-1 et seq, L. 228-91, L. 228-92 and L. 228-93 of the French Commercial Code,

delegates to the Board of Directors the power to increase the number of shares or securities to be issued in the event of oversubscription in the context of the Company's capital increases with or without preferential subscription rights decided on by virtue of the above resolutions, under the conditions provided for in Articles L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e., to date, within thirty days of the closing of the subscription period, at the same price as that used for the initial issue and up to a limit of 15% of the initial issue), said shares conferring the same rights as the existing shares, subject to their date of dividend entitlement, specifies that the nominal amount of the capital increases decided under this resolution will be deducted from the amount of the overall ceiling referred to in the Eighteenth resolution below, for the capital increases without preferential right of subscription, amount to which shall be added, as the case may be, the additional amount of shares or securities which may be issued in addition, in order to preserve in accordance with the law and where applicable the relevant contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take any decision with a view to admitting the securities and securities so issued to trading on the Euronext Growth market in Paris, and more generally,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company.

notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

18 resolution

Overall limitations on the amount of issues made under the Tenth resolution to the Seventeenth resolution aforementioned

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

resolves that:

-
the maximum overall nominal amount of the capital increases which may be carried out pursuant to the delegations granted under the terms of the Tenth resolution to Seventeenth resolution (to the exclusion of the Fourteenth resolution) above may not exceed 1,504,368 euros (representing 30% of the Company’s share capital as at the date when this General Meeting was convened); it being specified that the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and, where applicable, the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares shall be added to this ceiling, and provided that the total nominal amount of the capital increases that are carried out pursuant to the tenth, eleventh, thirteenth, fifteenth, and sixteenth resolutions, with a discount to the relevant VWAP reference, may not exceed 1,002,912 euros (representing 20% of the Company’s share capital as at the date when this General Meeting was convened),

-
the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted under the aforementioned resolutions is set at 300,000,000 euros (or the equivalent value at the date of issue of this amount in foreign currency or in a unit of account established by reference to several currencies), it being specified that this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of will be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company determines in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves further that in any event (i) the maximum aggregate nominal amount of the capital increases that may be carried out pursuant to the delegations of authority granted under the Tenth resolution to Seventeenth resolution above shall not exceed 2,507,281 euros (representing 50% of the share capital), it being specified that the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and, where applicable, the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares shall be added to this ceiling and (ii) the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted under the aforementioned resolutions is set at 300,000,000 euros (or the equivalent value at the date of issue of this amount in foreign currency or in a unit of account established by reference to several currencies), it being specified that this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of will be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company determines in accordance with the provisions of Article L. 228-36- A of the French Commercial Code.

19 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by incorporation of premiums, reserves, profits or other

The General Meeting, ruling under the conditions of quorum and majority provided for in Article L. 225-130 of the French Commercial Code,

having reviewed the report of the Board of Directors,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-130 and L. 22-10-49, of the French Commercial Code,

delegates to the Board of Directors, with the right of sub-delegation under the conditions provided for by law, the power to decide on one or more capital increases by incorporation into the capital of premiums, reserves, profits or other items, the capitalization of which will be legally and statutorily possible, either in the form of an allocation of new free shares, or by increasing the nominal value of the existing shares, or by a combination of these two procedures, the said shares conferring the same rights as the existing shares, subject to the date of entitlement to dividends, resolves that the total nominal amount of the share capital increases which may be carried out immediately and/or in the future may not exceed 2,000,000 euros, to which may be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and as the case may be the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares, it being stipulated that this ceiling is set autonomously and separately from the ceiling referred to in Eighteenth resolution above, resolves, in accordance with the provisions of Article L. 225-130 of the French Commercial Code, that in the event of use by the Board of Directors of the present delegation, the rights forming fractional shares shall not be negotiable and that the corresponding securities shall be sold, the sums from the sale being allocated to the holders of the rights within the period provided for by the regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and supersedes any prior authorization having the same purpose.

20 resolution

Authorization to be granted to the Board of Directors to grant options to subscribe for or purchase shares of the Company, entailing a waiver by the shareholders of their preferential subscription rights.

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

authorizes the Board of Directors, within the framework of Articles L. 225-177 to L. 225-185 of the French Commercial Code, to grant, during the periods authorized by law, on one or more occasions, to members of the salaried personnel and/or corporate officers (or some of them) of the Company and of the companies and economic interest groups linked to the Company under the conditions defined in Article L. 225-180-I of the said Code, options giving the right to subscribe to or purchase ordinary shares, it being specified that:

-
the number of options granted under this authorization shall not entitle the holder to purchase or subscribe for more than 6,017,473 shares with a nominal value of 0.05 euro each,

-
this number shall be deducted from the overall ceiling referred to in the Twenty-third resolution below, and

-
the options granted to corporate officers and executives, members of the executive committee will be subject to performance conditions (i.e. 1/3 if the Company reaches a certain level of cash position, 1/3 if a clinical and/or regulatory target is met and 1/3 if a manufacturing target is met), taking into account, if applicable, any policy adopted by the Board of Directors in this regard in accordance with applicable regulations, including, in particular, the rules adopted by Nasdaq in the United States relating to the granting of supplementary compensation and incentive instruments to executives on the basis of erroneous financial statements (“clawback policies”),

-
the options will have an exercise schedule of at least over three years (i.e. at least part of the options granted will not be exercisable until the third anniversary of their grant), the Board of Directors having the option, however, to provide for an acceleration of all or part of the exercise schedule in the event of a change of control of the Company,

-
the total number of shares which may be subscribed upon exercise of the share subscription options granted and not yet exercised may never exceed one third of the share capital,

specifies that the Board of Directors must, if the Company's shares are admitted to trading on the regulated market of Euronext in Paris, comply with the provisions of Article L. 22-10-58 of the French French Commercial Code in order to be able to grant share subscription or purchase options to the Company's managers referred to in the fourth paragraph of Article L. 225-185 of the French Commercial Code,

resolves that this authorization is granted for a period of twelve (12) months as from this date and terminates any previous authorization having the same purpose,

resolves that this authorization includes, in favor of the beneficiaries of the subscription options, an express waiver by the shareholders of their preferential subscription right to the shares that will be issued as and when the subscription options are exercised, and will be implemented under the conditions and in accordance with the procedures provided for by the law and regulations in force on the day of the granting of the purchase or subscription options, as applicable, resolves that the purchase or subscription price per share shall be set by the Board of Directors on the day the option is granted in accordance with the provisions of Article L. 225-177 of the French Commercial Code and shall be at least equal to the highest closing price of a share of the Company on Euronext Growth Paris and on Nasdaq or any other market on which the Company's shares are traded (including, as the case may be, in the form of American Depositary Shares) prior to the date of the decision of the Board of Directors to grant the options, without in any event being less than ninety-five percent (95%) of the average quoted price of a share of the Company on Euronext Growth Paris and on Nasdaq or any other market on which the shares of the Company would then be listed (including, if applicable, in the form of American Depositary Shares) during the twenty (20) stock market sessions preceding the date of the Board of Directors' decision to grant the options, it being specified that when an option allows its beneficiary to purchase shares that have already been purchased by the Company, its exercise price, without prejudice to the foregoing clauses and in accordance with the applicable legal provisions, may not be less than 80% of the average price paid by the Company for all of the shares that it has previously purchased, resolves that the price set for the subscription or purchase of the shares to which the options give the right may not be modified during the term of the options, it being specified however that if the Company were to carry out one of the transactions referred to in Article L. 225-181 of the French Commercial Code, it would have to take the necessary measures to protect the interests of the option beneficiaries under the conditions set out in Article L. 228-99 of the French Commercial Code,

resolves that, should it be necessary to make the adjustment provided for in Article L. 228-99 3° of the French Commercial Code, the adjustment will be performed by applying the method provided for in Article R. 228-91 of the French Commercial Code, it being specified that the value of the preferential subscription right as well as the value of the share before detachment of the subscription right will, if necessary, be determined by the Board of Directors based on the subscription, exchange or sale price per share used for the last transaction involving the Company's capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months prior to the meeting of the said Board of Directors or, if no such transaction is carried out during this period, according to any other financial parameter which appears relevant to the Board of Directors (and which will be validated by the Company's auditors), resolves that in the event of the issuance of new equity securities or new securities giving access to the capital as well as in the event of a merger or demerger of the Company, the Board of Directors may suspend the exercise of the Options, if applicable, sets the period of validity of the options at ten (10) years from the date of grant, it being specified, however, that this period may be reduced by the Board of Directors for beneficiaries resident in a given country to the extent necessary to comply with the law of that country, grants full powers to the Board of Directors within the above limits to:

-
determine the identity of the beneficiaries of the stock options and the number of options to be granted to each of them,

-
set the purchase and/or subscription price of the shares to which the options entitle the holder within the limits of the aforementioned texts, it being specified that the subscription price per share must be higher than the nominal value of the share,

-
ensure that the number of stock options granted by the Board of Directors is set in such a way that the total number of stock options granted and not yet exercised cannot give the right to subscribe to a number of shares exceeding one third of the share capital,

-
determine the terms of the stock option plan and to set the conditions under which the options will be granted, including, in particular, the timetable for exercising the options granted, which may vary according to the holders; it being specified that these conditions may include clauses prohibiting the immediate resale of all or part of the shares issued on exercise of the options, within the limits set by law,

-
acquire the shares of the Company, if necessary, in order to sell any shares to which the stock options entitle the holder,

-
carry out, either themselves or through an agent, all acts and formalities for the purpose of finalizing the capital increases which may be carried out by virtue of the authorization that is the subject of this delegation,

-
charge, if it deems necessary, the costs of the capital increases against the amount of the premiums relating to these increases and deduct from this amount the sums necessary to bring the legal reserve to one tenth of the new capital after each increase,

-
amend the Bylaws accordingly and in general do all that is necessary.

specifies that the Board of Directors may, within the limits it has previously set, sub-delegate the powers granted to it under this resolution in accordance with the applicable legal and regulatory provisions, resolves that the Board of Directors shall inform the Ordinary General Meeting each year of the transactions carried out under this resolution.

21 resolution

Authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company, to the benefit of employees and/or corporate officers of the Company and its subsidiaries, entailing the waiver by the shareholders of their preferential subscription rights.

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Article L. 225-197-1 et seq of the French Commercial Code,

authorizes the Board of Directors to make one or more free allocations of existing shares or shares to be issued by the Company to employees of the Company, or certain categories of employees, and/or to its corporate officers who meet the conditions set out in Article L. 225-197-1, II of the French Commercial Code, as well as to the benefit of the employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the capital or voting rights on the date of allocation of the shares concerned, specifies that, should the Company's shares be admitted to trading on the regulated market of Euronext in Paris, the Board of Directors must comply with the provisions of Article L. 225-197-6 of the French Commercial Code in order to be able to grant free shares to corporate officers who meet the conditions set out in Article L. 225-197-1, II of the French Commercial Code,

resolves to set at 6,017,473 shares with a unit nominal value of 0.05 euro the total number of shares that may be allocated free of charge by the Board of Directors by virtue of this authorization, it being specified that (i) the total number of shares allocated free of charge by the Board of Directors may never exceed the overall limit of the Company's existing share capital on the date of the decision to allocate them provided for in article L. 225-197-1 of the French Commercial Code, (ii) this number will be counted against the overall ceiling provided for in the Twenty-third resolution below, and (iii) the shares that may be granted to corporate officers and senior managers, members of the executive committee of the Company, must be subject to performance conditions (i.e. 1/3 if the Company reaches a certain level of cash position, 1/3 if a clinical and/or regulatory target is met and 1/3 if a manufacturing target is met), taking into account, if applicable, any policy adopted by the Board of Directors in this regard in accordance with applicable regulations, including, in particular, the rules adopted by Nasdaq in the United States relating to the granting of supplementary compensation and incentive instruments to executives on the basis of erroneous financial statements (“clawback policies”), resolves that the allocation of the shares to their beneficiaries shall be definitive, subject to the fulfilment of any conditions or criteria set by the Board of Directors, at the end of a period of at least three (3) years (the " Vesting Period") and that the beneficiaries of these shares shall, where applicable, retain them for a period set by the Board (the "Retention Period") which, together with the Vesting Period, may not be less than three (3) years, it being specified that the Board of Directors shall have the right to provide, if applicable, in the event of a change of control of the Company, for an acceleration of the Vesting Period and the Retention Period, in whole or in part, without the latter being less than one (1) year and the Retention Period combined with that of the Vesting Period being less than two (2) years, resolves, notwithstanding the above, that the shares will be definitively allocated before the end of the Vesting Period in the event of the beneficiary's disability corresponding to the classification in the second and third categories provided for in Article L. 341-4 of the French Social Security Code,

resolves that the shares allocated will be freely transferable in the event of a request for allocation made by the heirs of a deceased beneficiary or in the event of the beneficiary's disability corresponding to their classification in the aforementioned categories of the French Social Security Code, resolves that the duration of the Vesting Period and the Retention Period shall be set by the Board of Directors within the above-mentioned limits,

notes that, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, when the allocation concerns shares to be issued, this authorization automatically entails in favor of the beneficiaries of the shares allocated free of charge the waiver by the partners of their preferential subscription right to the new shares issued, the corresponding capital increase being definitively completed by the sole fact of the definitive allocation of the shares to the beneficiaries, notes that this decision entails, insofar as necessary, the waiver by the partners in favor of the beneficiaries of free shares of the part of the reserves, profits or premiums which, if applicable, will be used in the event of the issue of new shares at the end of the Vesting Period, for the realization of which all powers are delegated to the Board of Directors, delegates to the Board of Directors all powers to:

-
record the existence of sufficient reserves and transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account at the time of each allocation,

-
determine the identity of the beneficiaries of the grants as well as the number of free shares which may be granted to each of them,

-
set the conditions and, if applicable, the criteria for the allocation of these shares,

if applicable:

-
decide, at the appropriate time, on the capital increase(s) corresponding to the issue of any new shares allocated free of charge,

-
acquire any shares necessary to remit any existing shares allocated free of charge,

-
take all appropriate measures to ensure compliance with the retention obligation required of beneficiaries,

-
and, in general, to do all that is necessary to implement this authorization within the framework of the legislation in force,

specifies that the Board of Directors may, within the limits it has previously set, sub-delegate the powers granted to it under this resolution, in accordance with the applicable legal and regulatory provisions, resolves that the Board of Directors will inform the General Meeting each year of the transactions carried out under this resolution, in accordance with the provisions of Article L. 225-197-4 of the French Commercial Code.

sets the period of validity of this delegation at twelve (12) months as from today,

specifies that this delegation of powers supersedes any authorization previously granted for the purpose of allocating free shares in the Company.

22 resolution

Delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – Cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics (persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries).

The shareholders' meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders' meetings,

having reviewed the board of directors' report and the statutory auditors' report,

hereby delegates to the board of directors, with the ability to subdelegate as provided for by law, the authority to grant a maximum number of 150,000 share warrants (the "BSA") each giving the right to subscribe to an ordinary Company share to which if necessary must be added the nominal amount of the additional shares to be issued in order to protect the rights of the holders of securities and other rights giving access to the Company shares in accordance with the law and the applicable contractual provisions, hereby resolves that the issue price for a BSA will be decided by the board of directors on the day the BSA is issued in accordance with the characteristics of the BSA and will be at least equal to 5% of the average price for a Company share weighted by volume on the market or markets on which the Company shares are listed during the five (5) trading days prior to the date of the grant of the said BSA by the board (rounded up to the next euro cent if necessary), hereby resolves to cancel the preferential subscription rights of shareholders over the BSAs, which can only be awarded to the following category of beneficiaries: persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries (the “Beneficiaries”), hereby resolves, in accordance with the provisions of article L. 225-138-I of the French commercial code, to delegate to the board of directors the task of fixing the list of the Beneficiaries from the above-mentioned category and the percentage of BSAs to be awarded to each Beneficiary thus designated, hereby authorizes the board of directors, to, within the limits of the above, issue and grant the BSAs on one or several occasions for each Beneficiary,

hereby resolves to delegate to the board of directors for each Beneficiary, the terms and conditions for exercising the BSAs and especially the issue price for the BSAs, the Strike Price and the timetable for exercising the BSAs, it being specified that they must be exercised within ten (10) years of their issue, at the latest, and that the BSAs which have not been exercised at the end of this ten (10) year period will be automatically null and void, hereby resolves that for as long as the Company shares are listed in France and/or abroad, the Strike Price, which will be decided by the board of directors when the BSAs are granted must be at least equal to the higher of the following values: (i) the last known closing price for a Company share on the market(s) on which the Company shares are listed on the date the said BSA is granted by the board of directors and (ii) the average price for a Company share weighted by volume on the market(s) concerned during the 20 trading days prior to the date of grant of the said BSA (rounded up to the next euro cent if necessary), hereby resolves that the ordinary shares subscribed must be fully paid up at subscription either in cash or by offsetting against liquid and immediately payable receivables,

hereby resolves that the new shares delivered to the beneficiary when its BSAs are exercised will be subject to all the provisions of the bylaws and will begin to bear dividend rights on the first day of the financial year during which they are issued, hereby resolves that the BSAs will be transferable. They will be issued in registered form and will be registered in an account,

hereby resolves the maximum issuance of 150,000 ordinary shares to which the exercise of the BSAs will give an entitlement, representing an increase of a maximum nominal amount of 7,500 euros,

hereby specifies that in accordance with articles L. 228-91 and L. 225-132 of the French commercial code, this decision entails the waiver, in favor of the BSA holders, of the shareholders' preferential subscription rights for ordinary shares to which the BSAs give an entitlement, hereby reiterates that under article L. 225-98 of the French commercial code:

-
in the event of a reduction in share capital resulting from losses by reducing the number of shares, the rights of the BSA holders to receive a number of shares when the BSAs are exercised will be reduced accordingly as if the said holders had been shareholders on the date the BSAs were issued;

-
in the event of a reduction in capital resulting from losses by reducing the par value of the shares, the subscription price of the shares to which the BSAs give an entitlement will be unchanged and the issue premium will be increased in the amount of the reduction of the par value, hereby resolves in addition that:

-
in the event of a reduction in capital not resulting from losses by reducing the par value of the shares, the subscription price of the shares to which the BSAs give an entitlement will be reduced by as much;

-
in the event of a reduction in capital not resulting from losses by reducing the number of shares, the holders of the BSAs, if they exercise their BSAs, can demand the redemption of their shares under the same conditions as if they had been shareholders when the Company redeemed its own shares, hereby resolves, as is provided for in article L. 228-98 of the French commercial code, that the Company is authorized to modify its form and its corporate purpose without having to request the authorization of the holders of the BSAs, hereby reiterates that in accordance with article L. 228-98 of the French commercial code, the Company cannot modify the rules for apportioning its profits or reduce its share capital or create preference shares resulting in such a modification or reduction unless it is authorized to do so by the issuance contract or under the terms of article L. 228–103 of the French commercial code and subject to taking the necessary measures to maintain the rights of the holders of securities giving access to the capital under the terms of article L. 228-99 of the French commercial code, hereby authorizes the Company to impose on the BSA holders the redemption or reimbursement of their rights as provided for in article L. 228-102 of the French commercial code,

hereby resolves that where the adjustments set out in article L. 228-99 3° of the French commercial code may have to be carried out, the adjustment would be performed by applying the method set out in article R. 228-91 of the French commercial code. It is specified that the value of the preferential subscription rights, like the value of the share before the detachment of the subscription right, would if necessary be determined by the board of directors in accordance with the subscription, exchange or sale price per share adopted during the last transaction on the Company's capital (capital increase, contribution of securities, sale of shares etc.) during the six (6) months preceding the meeting of the said board of directors or if such a transaction does not occur during this period, in accordance with any other financial parameter which will appear relevant to the board of directors (and which will be validated by the Company's statutory auditors), hereby resolves to give full powers to board of directors to implement this delegation of authority and in order to:

-
issue and grant the BSAs and to draw up the subscription price, the conditions for exercising and the final terms and conditions of the BSAs in accordance with the provisions of this resolution and within the limits fixed in this resolution;

-
to determine the identity of the Beneficiaries of the BSAs and the number of BSAs granted to each of them;

-
to fix the price of the share which could be subscribed by exercising a BSA under the above conditions;

-
to record the number of ordinary shares issued following the exercise of the BSAs, to carry out the consequent formalities regarding capital increases and to make the corresponding modifications to the Company's bylaws;

-
to take any measures to protect the BSA holders from financial transactions affecting the Company in accordance with the legal and regulatory provisions in force;

-
to, in general, take any measures and perform any formalities necessary for this issuance,

hereby resolves that this delegation is granted for a period of twelve (12) months from today's date and terminates any previous delegation with the same purpose.

23 resolution

Determination of the total amount of the capital increases that may be caried out by virtue of the aforementioned authorization to grant options to subscribe for or purchase shares and the aforementioned authorization to grant free shares

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the auditors' special report,

resolves that the sum of (i) the shares that may be issued or acquired upon exercise of the options granted under the Twentieth resolution above, and (ii) the shares that would be granted free of charge under the Twenty-first resolution above, may not exceed 6,017,473 shares, it being specified that the additional amount of shares to be issued to preserve, in accordance with the applicable contractual provisions, the rights of the holders of securities and other rights giving access to shares shall be added to this ceiling.

24 resolution

Delegation of authority to be granted to the Board of Directors to proceed with an increase in the share capital, the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code.

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report, established according to the law,

pursuant to the provisions of Article L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and Articles L. 3332-18 et seq of the French Labor Code,

delegates to the Board of Directors all powers to carry out an increase in the share capital on one or more occasions at their sole discretion, by issuing ordinary shares reserved, directly or through a company mutual fund, for members of a savings plan as provided for in Articles L. 3332-1 et seq. 3332-1 et seq. of the Labor Code, which would be open to employees of the Company and of companies affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the Labor Code, and who also meet the conditions which may be set by the Board of Directors (the "Group Employees"),

resolves to consequently cancel the preferential subscription right granted to shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of the said shares to the Group's Employees, sets the period of validity of this delegation at eighteen (18) months from the date of this General Meeting,

sets the maximum nominal amount of the shares that may be so issued at 150,436 euros,

resolves that the issue price of a share shall be determined by the Board of Directors in accordance with the provisions set out in Article L. 3332-20 of the French Labor Code.

25 resolution

Amendment of Article 12 of the articles of association “meeting of the Board of Directors”

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors,

resolves

(i) to amend article 12.4. of the Company's articles of association in order to remove the reference to the impossibility for directors to take part in the Board of Directors' deliberations relating to the approval of the financial statements and the management report by teleconference or videoconference, the said article shall now be drafted as follows:

“12.4 , Directors who take part in Board meetings by means of telecommunication that enables them to be identified and guarantees their effective participation in accordance with current regulations are deemed to be present for the purposes of calculating quorum and majority. The Board of Directors’ internal rules may provide that certain decisions may not be taken at a meeting held under these conditions.”

(ii) to amend article 12.7 of the articles of association to remove the restrictive list of decisions that may be subject to written consultation, article 12.7. shall now be drafted as follows:

“ 12.7. Decisions of the Board of Directors may also be taken by written consultation of the directors, including by electronic means, it being specified that any director may object to the use of this mean of consultation. Directors wishing to exercise their right to object must notify the Chairman of the Board of Directors in writing (including by electronic means), no later than two (2) working days following receipt of the text of the proposed resolutions and of the voting form. The Board of Directors may then be reconvened in accordance with the provisions of article 12.2. above.

When the decision is taken by written consultation, the text of the proposed resolutions, together with a voting form is sent by the Chairman to each member of the Board of Directors by electronic means (with acknowledgement of receipt).

Directors have a period of 3 business days following receipt of the text of the proposed resolutions and the voting form to complete and send to the Chairman by electronic means (with acknowledgement of receipt) the voting form, dated and signed, ticking a single box for each resolution, corresponding to the direction of vote.

If none or more than one box has been ticked for the same resolution, the vote shall be null and void and shall not be taken into account for calculating the majority for such resolution.

Any director who fails to reply within the above time limit shall be considered absent and its vote shall therefore not be taken into account for calculating quorum and majority.

During the response period, any director may require the initiator of the consultation for any additional explanations.

Within five (5) business days of receipt of the last voting form, the Chairman shall establish and dates the minutes of the deliberations, to which the voting form shall be attached, and which shall be signed by the Chairman and a director who participated in the written consultation."

(iii) to add an Article 12.8 to the articles of association in order to allow directors to vote by correspondence at Board meetings; such article shall be drafted as follows:

“12.8 Directors may vote by correspondence at meetings of the Board of Directors.

A voting form complying with the provisions of article R. 225-51 of the French Commercial Code is sent electronically to each director who requests it by e-mail (with acknowledgment of receipt), together with the text of the proposed resolutions and any other documents required for information purposes.

Directors wishing to vote by correspondence must complete and send their electronic voting form to the Chairman of the Board of Directors by the deadline indicated on the form. Votes cast by correspondence on any mean other than the voting form, or after the expiry of the specified deadline, will not be taken into account for the purposes of calculating quorum and majority.

The form must be dated and signed, and for each resolution the director must tick a single box corresponding to the meaning of his or her vote. If none or more than one box is ticked for the same resolution, the vote will be null and void and will not be taken into account for the calculation of the majority for such resolution. Directors may express their position in the space provided on the form.

Any director present at the meeting may validly confirm or modify the meaning of a vote previously cast by correspondence.

Votes by correspondence are communicated at the Board meeting and taken into account in the deliberations.

Voting forms received are appended to the minutes drawn up at the end of the meeting.”

Article 12.8. of the articles of association is renumbered as article 12.9.

26 resolution

Amendment of Article 18 of the articles of association relating to shareholders meetings

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors,

decides to amend Article 18 of the Company's article of association relating to Shareholders' Meetings in order to bring it into line with legal and regulatory provisions, and

“ARTICLE 18 - GENERAL SHAREHOLDERS’ MEETING QUORUM — VOTE — NUMBER OF VOTES

General shareholders’ meetings shall be convened and held as provided by law.

If the Company wishes to convene the meeting by electronic means in lieu and place of the postal mail, it has to obtain the prior approval of the interested shareholders which will indicate their electronic address.

Meetings shall be held at the registered office or at any other location specified in the convening notice.

The right to participate in general shareholders’ meetings is determined by the applicable laws and regulations and is conditioned upon the registration of shares under the shareholder’s name or under an intermediary’s name acting on its behalf, on the second business day prior to the general shareholders’ meeting at midnight (Paris time), either in the registered shares accounts held by the Company or in the bearer shares accounts held by the authorized intermediary.

If a shareholder does not attend the meeting in person, it can grant a proxy to another shareholder, to its spouse or partner of French pacte civil de solidarité (PACS) or any other individual or legal entity. It can also send vote by correspondence or send a proxy to the Company without indicating the beneficiary, in accordance with applicable laws.

In accordance with the requirements prescribed by the laws and regulations in force, the Board of Directors may arrange for shareholders to participate and vote by any means of telecommunication that allow them to be identified, in addition or to the exclusion of any other means of participation. If the Board of Directors decides to exercise this right for a particular shareholders’ meeting, such decision shall be mentioned in the meeting notice (avis de réunion) and/or convening notice (avis de convocation) of the meeting. However, in the case of Extraordinary General Meetings only, one or more shareholders representing at least 25% of the share capital may object to the exclusive use of a means of telecommunication enabling them to be identified. This right of objection is exercised after publication of the notice of meeting, in accordance with the applicable regulatory provisions.

Shareholders who participate in shareholders’ meetings by any means of telecommunication shall be deemed present for the purposes of calculating the quorum and majority. The shareholders who use the electronic voting form available on the website set up by the assembly centralizer, are deemed to be present. The entering and signing of the electronic form can be carried out directly on this site using a login code and password. The procuration or vote expressed before the meeting by this electronic means, as well as the acknowledgement of receipt, shall be considered as non-revocable and opposable to all.

Shareholders’ meetings shall be chaired by the Chairman of the Board of Directors or, in its absence, by the Chief Executive Officer or by a Deputy General Manager if he is a director, or by a director specifically appointed for such purposes by the Board. If no president has been appointed, the shareholders’ meeting shall elect its own chairman.

The duties of scrutineers shall be performed by the two members of the shareholders’ meeting who are present and hold the greatest number of votes, and who agree to perform such duties. The officers shall appoint a secretary, who may but need not be a shareholder.

An attendance sheet is drawn up, in accordance with the requirements prescribed by law.

Upon first notice, an ordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required.

Decisions at ordinary general shareholders’ meeting are made by a majority of the votes of the shareholders present or represented by proxy. The expressed votes do not include those attached to shares for which the shareholder did not take part in the vote, abstained from voting or voted blank or invalid vote.

Upon first notice, an extraordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fourth of the shares entitled to vote. Upon second notice, an extraordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fifth of the shares entitled to vote.

Decisions at extraordinary general shareholders’ meeting are made by a two-thirds majority of the votes of the shareholders present or represented by proxy. The expressed votes do not include those attached to shares for which the shareholder did not take part in the vote, abstained from voting or voted blank or invalid vote.

Copies or extracts of shareholder meeting minutes may be validly certified by the Chairman of the Board of Directors, a director who holds the position of Chief Executive Officer or Deputy General Manager or by the secretary of the meeting.

Ordinary and extraordinary general shareholders’ meetings shall exercise their respective powers in accordance with the requirements prescribed by law.”

_________________________________________________________________________________

MODALITIES OF PARTICIPATION

1. Participation in the meeting

All shareholders, regardless of the number of shares they own, have the right to participate in the meeting.

1.1 Preliminary formalities to be carried out in order to participate in the general meeting

In accordance with article R.225-85 of the French Commercial Code, shareholders must provide proof of ownership of their shares on the Record Date, i.e. June 24, 2025 at midnight, Paris time (hereinafter referred to as D-2), either in the registered share accounts held on behalf of the Company by its agent, Société Générale, or in the bearer share accounts held by an authorized intermediary.

For registered shareholders, this registration on D-2 in the registered share accounts is sufficient to enable them to participate in the meeting.

For bearer shareholders, this registration of shares in the account must be evidenced by a certificate of participation issued by the account holder, who will thus provide proof of the shareholder's status as a shareholder. The certificate of participation is established in the name of the shareholder or on behalf of the non-resident shareholder represented by the registered intermediary. The account holder must attach the certificate of participation to the postal or proxy voting form, or to the request for an admission card, and send it to Société Générale (Service Assemblées, CS 30812, 44308 Nantes Cedex 3).

Shareholders may sell all or part of their shares at any time, however if the sale (transfer of ownership) is completed

-
before D-2 – midnight Paris time, the vote expressed by mail, the proxy, the admission card, possibly accompanied by a certificate of participation, will be invalidated or modified accordingly;

-
after D-2 - midnight Paris time, whatever the means used, it will neither be notified by the authorized intermediary nor taken into consideration by the Company.

1.2 Methods of participation in the Meeting

The shareholder has the right to participate in the General Meeting :

-
either by attending in person,
-
or by voting by correspondence,
-
or by being represented by any individual or legal entity of his choice,
-
or by being represented by the Chairman of the General Meeting.

Any shareholder who has already cast a postal vote, sent a proxy or requested an admission card or a certificate of participation (under the conditions defined in paragraph II of article R225-85), may no longer choose another method of participation in the Meeting. It is however specified that the shareholder who has voted remotely (by Internet or by using the paper voting form) will no longer be able to vote directly at the meeting or to be represented at the meeting by virtue of a proxy, but will be able to attend the meeting, unless otherwise provided for in the articles of association.

1.2.1 Shareholders wishing to participate personally in the general meeting

The shareholder wishing to attend the general meeting in person must obtain an admission card.

Registered shareholders who have been registered for at least one month as of the date of the notice of meeting will receive the notice of meeting brochure together with a single form by post.

They may obtain an admission card by returning the duly completed and signed single form using the pre-paid reply envelope enclosed with the notice of meeting received by post.

Holders of bearer shares should send a request for a single form to their securities account holder. In the latter case, if they have not received their admission card by June 24, 2025 (D-2 business days), they must ask their securities account holder to deliver them a certificate of participation which will enable them to prove their status as shareholders on D-2 in order to be admitted to the Meeting.

Any request received by June 23, 2025 (D-3) at the latest will be taken into account. In order to facilitate the organization of the reception, it would nevertheless be advisable for shareholders wishing to attend the meeting to make their request as soon as possible in order to receive the card in due time.

1.2.2 Shareholders unable to attend the general meeting in person

Shareholders who are unable to attend the meeting in person may participate by i) appointing a proxy or ii) voting by mail.

1.2.2.1 Appointment - Revocation of a proxy

A shareholder who has chosen to be represented by a proxy of his or her choice may notify this appointment or revoke it :

- by post, using the voting form sent either directly for the registered shareholders or by the holder of the securities account for bearer shareholders and received by Société Générale, Service des assemblées générales, CS 30812, 44308 Nantes Cedex no later than June 23, 2025;

- In accordance with the provisions of Article R.225-79 of the French Commercial Code, and subject to having signed a duly completed proxy form, notification to the company of the appointment and revocation of a proxy may also be made electronically, in the form of a scanned copy, in accordance with the following procedures:

- for pure registered shareholders, by sending an e-mail containing the scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com .

The message must specify the name, first name and address of the shareholder as well as the surname, first name and address of the appointed or revoked proxy,

- for holders of administered registered shares or bearer shares, by sending an e-mail containing a scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com

The message must specify the name, first name, address and bank details of the shareholder as well as the surname, first name and address of the appointed or revoked proxy. The shareholders concerned must ask their account holder who manages their securities account to send written confirmation (by mail or fax) to Société Générale, Service des assemblées générales, CS 30812, 44308 Nantes Cedex.

Scanned copies of unsigned proxy forms will not be taken into account.

Only duly signed notifications of appointment or revocation of proxies, completed and received by June 23, 2025 at the latest, will be taken into account. Moreover, only notifications of appointment or revocation of proxies may be sent to the e-mail address agm@cellectis.com, any other request or notification relating to any other subject may not be taken into account and/or processed.

It is reminded that written and signed proxies must indicate the name, first name and address of the shareholder as well as those of the proxy. The revocation of a proxy is carried out under the same formal conditions as those used for its appointment.

It is specified that for any proxy given by a shareholder without indication of a proxy, the chairman of the shareholders' meeting will issue a vote according to the recommendations of the board of directors.

1.2.2.2 Remote voting using the single form

Shareholders who do not attend this meeting in person and who wish to vote by mail or be represented by proxy by giving their proxy to the chairman of the meeting, may :

-
for registered shareholders: return the single postal voting form or proxy form, which will be sent to them with the convening notice, using the pre-paid reply envelope enclosed with the convening notice,

-
for bearer shareholders: request this form by letter to the account holder. This request must be received no later than six (6) days before the date of this Meeting, i.e. June 20, 2025.

The single postal voting form or proxy form must be returned to the account keeper, who will forward it to Société Générale together with a certificate of participation proving the shareholder's status on D-2.

The shareholders will return their forms in such a way that Société Générale can receive them at the latest on June 23, 2025.

It is specified that no form received by the Company after this date will be taken into account.

2. Requests for the inclusion of draft resolutions or items on the agenda

One or more shareholders representing at least the fraction of the share capital provided for by the applicable legal and regulatory provisions may request the inclusion of items on the agenda or draft resolutions under the conditions provided for in Articles L.225-105 and R.225-71 to R.225-73 of the French Commercial Code.

Requests for the inclusion of items or draft resolutions on the agenda by shareholders meeting the legal requirements must be sent, under the conditions provided for in Article R.225-73 of the French Commercial Code, to the registered office of the Company (8, rue de la Croix Jarry - 75013 Paris – France), by registered letter with acknowledgement of receipt no later than the twenty-fifth calendar day before the date set for the holding of the General Meeting, i.e. June 1, 2025.

They must be accompanied by a certificate of account registration which proves that the authors of the request hold or are represented by the fraction of the share capital required by article R. 225-71 above. Requests for the inclusion of draft resolutions must also be accompanied by the text of the draft resolutions, and requests for the inclusion of items on the agenda must be substantiated.

The consideration by the meeting of the items and draft resolutions submitted by the shareholders in accordance with the legal and regulatory conditions is subject to the transmission by the authors of the request of a new certificate proving the registration of the shares in account under the same conditions on D-2.

These new items or draft resolutions will be included in the agenda of the meeting and brought to the attention of the shareholders under the conditions determined by the regulations in force.

3. Written questions

In accordance with Article R.225-84 of the French Commercial Code, any shareholder wishing to ask written questions must, as from the date of this publication and no later than the fourth business day preceding the date of the meeting, i.e. June 20, 2025, send their questions to the registered office by registered letter with acknowledgement of receipt to the chairman of the board of directors, or by electronic means to the following e-mail address: agm@cellectis.com.

In order to be taken into account, such questions must be accompanied by a certificate of registration.

4. Shareholders' right of communication

The documents that must be made available to shareholders in connection with the meeting will be made available at the Company's registered office, as from the publication of the convening notice of the meeting.

________________________

The Board of Directors